PUBLIC

[redacted]

12010605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 31616 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/10 (MM/DD/YY) AND ENDING 11/30/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas C. Poss (212) 813-1010
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

| 1375 Broadway, 15th Floor | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 03 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp., as of November 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEANN PERRI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6232581
Qualified in New York County
My Commission Expires December 13, 2014

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AEGIS CAPITAL CORP.

***Statement of Financial Condition***

***November 30, 2011***

***[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT]***

# AEGIS CAPITAL CORP.

*Table of Contents*
*November 30, 2011*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Aegis Capital Corp.

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**
New York, New York
January 27, 2012

# AEGIS CAPITAL CORP.

*Statement of Financial Condition*
*November 30, 2011*

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 239,032 |
| Receivables from clearing brokers | 1,332,124 |
| Receivables from parent company | 957,001 |
| Receivables from officers, directors, and employees | 2,716,431 |
| Marketable securities owned, at fair value | 176,188 |
| Prepaid expenses and other assets | 9,577 |
| Equipment, fixtures, and leasehold improvements - net of accumulated depreciation and amortization of $693,280 | 24,182 |
| Deposits | 45,000 |
| | $ 5,499,535 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| ***Liabilities*** | |
| Payable to brokers | $ 296,361 |
| Securities sold, not yet purchased at fair value | 2,532 |
| Accounts payable, accrued expenses and other liabilities | 119,723 |
| | 418,616 |
| Subordinated borrowings | 1,860,000 |
| ***Stockholder's Equity*** | |
| Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 1,501,865 |
| Retained earnings | 1,718,954 |
| | 3,220,919 |
| | $ 5,499,535 |

*See notes to financial statements.*

## 1 - Organization and Business

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains offices in New York, New Jersey, and Florida.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also acts on behalf of customers in managing certain security offerings and in the placement of corporate debt, bank loans, and other debt instruments.

## 2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value; long and short positions are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820 ("ASC 820"), Fair Value Measurements and Disclosures.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded when transactions are closed between buyers and sellers.

   Gains from riskless principal transactions are attributable to securities purchased and sold by the Company simultaneously on behalf of customers. When the Company receives an order from a customer to buy a security, it purchases the security for its own account and then sells the security to the customer to satisfy the original order at a different price than the price at which the Company acquired the security. This transaction is riskless since the Company would not purchase the security without the customer order.

*Continued*

Investment banking and underwriting fees are net of syndicate expenses arising from the securities offered in which the Corporation acts as a placement agent or an underwriter or agent, and are recorded at the time the transaction is completed and the income is reasonably determinable.

d. ***Depreciation and Amortization*** - Equipment, fixtures, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures, and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

e. ***Income Taxes*** - The Company, with the consent of its stockholder, files as a subsidiary included in the consolidated federal and state income tax returns of its Parent. The Parent has elected under the Internal Revenue Code to be an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company did not have any material unrecognized tax benefits as of November 30, 2011 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As November 30, 2011, the Company has no accrued interest or penalties related to uncertain tax positions.

f. ***Commissions Expense*** - Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

g. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3 - RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to clearance agreements. At November 30, 2011, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of clearing expenses. The amount payable to Clearing Brokers at November 30, 2011 represents margin cost, clearing charges, and other fees.

*Continued*

The amounts receivable from and payable to the Clearing Brokers consist of the following:

| | Receivable (Payable) |
|---|---|
| Clearing deposits | $ 757,346 |
| Cash held in accounts at Clearing Brokers | 230,890 |
| Fees and commissions receivable | 558,072 |
| Payable to Clearing Brokers | (214,184) |
| Net receivable from Clearing Brokers | $ 1,332,124 |

Pursuant to the Clearing Agreements, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers.

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income. At November 30, 2011, a reserve of $54,285 was established by the Clearing Brokers to cover such losses on certain accounts and is netted against fees and commissions receivable.

## 4 - Receivables from Parent Company

The Company has outstanding advances of $957,001 to its Parent at November 30, 2011 which are without interest and are payable on demand.

During fiscal 2011, the Company paid a management fee of approximately $1,100,000 to its Parent company which is classified as office, administrative, and other operating expense within the Statement of Income.

## 5 - Receivables from Officers, Directors, and Employees

As of November 30, 2011, the Company had outstanding balances due from officers and directors of $1,152,414. Advances to officers and directors are payable on demand and bear interest at 4% per annum. During fiscal 2011, accrued interest on the advances was waived and the Company reversed accrued interest of $427,593 which is reflected in the current year as a reduction of interest income. As of November 30, 2011, no interest has been accrued on these advances.

Advances of $1,567,017 to employees are made on a short-term basis and do not bear interest.

## 6 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as follows:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Common stocks | $ 176,188 | $ 2,532 |

The Company has received warrants and options as part of its fee arrangements with its investment banking clients related to both marketable and not readily marketable securities which were the subject of placement offerings managed by the Company. The Company has determined that the value of these warrants and options are not material, neither upon receipt, nor as of November 30, 2011.

## 7 - Fair Value Measurements of Securities Owned

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

**Level 1** - Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

**Level 2** - Pricing inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

**Level 3** - Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of November 30, 2011, securities owned by the Company at fair value in the amount of $176,188 consist of the Level 1 hierarchy securities.

The stock is valued at the closing price reported on the active market on which the individual securities are traded.

## 8 - Equipment, Fixtures, and Leasehold Improvements

Equipment, fixtures, and leasehold improvements are stated at cost and are summarized as follows:

| | |
|---|---|
| Equipment - Office and data processing | $ 478,302 |
| Furniture and fixtures | 132,506 |
| Leasehold improvements | 106,654 |
| | 717,462 |
| Less: Accumulated depreciation and amortization | 693,280 |
| | $ 24,182 |

Depreciation and amortization expense for the year ended November 30, 2011 amounted to $12,380.

*Continued*

## 9 - Subordinated Borrowings

The borrowings under subordination agreements at November 30, 2011 are as follows:

| | |
|---|---|
| Subordinated notes payable to Ridge Clearing and Outsourcing Services, Inc. ("Ridge Clearing") - interest at 0% per annum - due October 15, 2015 | $ 1,600,000 |
| Subordinated notes payable to officers and directors - interest at 12% per annum - due August 30, 2014 | 125,000 |
| Subordinated notes payable to officers and directors - interest at 12% per annum - due June 1, 2014 | 35,000 |
| Subordinated notes payable to officers and directors - interest at 8% per annum - due December 30, 2014 | 100,000 |
| | $ 1,860,000 |

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In May 2010, the Promissory Notes and Clearing Agreement with Ridge Clearing were amended. The amendment suspended the payment of interest under the subordinated notes payable. The amendment also specified that Ridge Clearing has agreed to forgive $400,000 of the loan for each year over the next five years, starting in fiscal 2011, provided the Company meets certain criteria. The Company must have a minimum net capital requirement of $1,000,000 as of May 2011. Also, the Company must maintain a minimum collateral deposit of $500,000 as of May 2011. In May 2011, $400,000 of the notes payable to Ridge Clearing were forgiven resulting in the recognition of a gain of $400,000 in the accompanying statement of income.

Additionally, in August 2011, notes payable to officers and directors totaling $200,000 with a maturity date of June 30, 2011 were forgiven resulting in the recognition of a gain of $200,000 in the accompanying statement of income.

For the year ended November 30, 2011, cumulative interest payable of approximately $44,000 on the notes payable to officers and directors was waived.

## 10 - Commitments and Contingencies

The Company subleases office space located in New York City, from its Parent under an expense sharing agreement which is subject to change annually. The current expense sharing agreement requires the Company to pay a proportionate share of the annual rent and other charges. For the year ended November 30, 2011, the total amount paid by the Company under this agreement was $446,191.

*Continued*

As of November 30, 2011, based on the current expense sharing agreement and the lease held by the Parent, as tenant, which originally is to expire November 30, 2020, the Company is expected to pay minimum future rental payments for the next five years and in the aggregate of:

| November 30, | |
|---|---|
| 2012 | $ 485,231 |
| 2013 | 506,328 |
| 2014 | 506,328 |
| 2015 | 506,328 |
| 2016 | 548,522 |
| Thereafter | 2,194,088 |
| Total | $ 4,746,825 |

In December 2011, the Company's Parent entered into a revised lease agreement for the office located in New York City. The revised lease agreement is for a ten year term and rental charges will increase due to an increase in the space covered by the lease.

The Company maintains noninterest bearing cash balances at financial institutions. Noninterest bearing accounts are fully insured by the FDIC.

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

## 11 - Related Party Transaction

During fiscal 2011, the Company received placement agent fees totaling $600,000 from Aegis Special Opportunity Fund, LLC ("ASOF"). Additionally, ASOF purchased marketable securities from the Company for $750,000, which was based upon a per share amount of $1.50. The general partner of ASOF is an entity controlled by the chief executive officer of the Company.

During fiscal 2011, the chief executive officer of the Company purchased warrants owned by the Company for $550,000, which resulted in a gain equal to the amount of the proceeds.

## 12 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2011, the Company had net capital, as defined, of $1,171,144, which was $1,071,144 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.36 to 1.

## 13 - Off-Balance-Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the trade or contract at a loss.